September 6, 2016

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: H. Stephen Kim

Re:	Wintrust Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-35077

Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation (“we”, “Wintrust” or “the “Company”), I am writing in response to the comments contained in the comment letter dated August 23, 2016 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures/Ratios, page 44

1.	You disclosed a non-GAAP financial measure, “operating net income,” which excludes acquisition and non-operating compensation charges from net income and described the non-operating compensation charges as “certain salary and employee benefit costs incurred that are not related to current operating services provided by employees of the Company.” Please explain, in greater detail, the nature of the excluded salary and employee benefit costs in the calculation of the non-GAAP financial measure and tell us whether these costs are recurring and/or cash expenses or otherwise require cash settlement. In addition, please tell us how you expect the Division’s latest guidance on non-GAAP financial measures in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your approach to such exclusions in future filings.

Securities and Exchange Commission

Division of Corporate Finance

September 6, 2016

WINTRUST RESPONSE:

The excluded salary and employee benefit costs in the calculation of “operating net income” presented in the 2015 10-K were comprised of severance costs for certain employees whose positions were eliminated by the Company as well the net periodic pension cost related to two pension plans assumed in prior year acquisitions.

The severance costs were for employees who were notified by the Company in 2015 that they were involuntarily terminated and included employees who were required to provide future services to the Company during the period between the date that they were informed of their termination and the effective date of such termination and employees who were not required to provide future services to the Company. The Company recognizes one-time termination benefits when communicated and determinable in accordance with ASC 420, “Exit or Disposal Cost Obligations.” The severance costs for those employees who were required to provide future services were recognized ratably over the service period until they were terminated. The entire severance cost for those employees who were not required to provide future services was recognized when the termination was communicated to such employees. All severance payments result in cash settlement to the employees.

The net periodic pension cost excluded in the calculation of “operating net income” in the 2015 10-K related primarily to actuarial gains and losses, including the use of new mortality tables, to value the assumed obligations of pension plans acquired as part of the Company’s acquisition of HPK Financial Corporation (“HPK”) in 2012 and Diamond Bancorp, Inc. (“Diamond”) in 2013. The HPK and Diamond pension plans were “frozen” by the prior company owners in 2006 and 2004, respectively, with no additional recurring operating costs for additional years of credit earned for service or compensation paid. A background of both these pension plans is disclosed in Note 17 (“Stock Compensation Plans and Other Employee Benefit Plans”) of the Company’s 2015 10-K. The Company does not offer a pension plan to any other employees of Wintrust. The obligations under these pension plans ultimately will result in cash benefits paid to the covered plan participants when they are eligible for pension distributions.

In response to the Staff’s second question relating to the expected impact of the Division’s latest guidance on non-GAAP financial measures on the Company’s approach to such exclusions in future filings, the Company, subsequent to the filing of the 2015 10-K and before the issuance of the Division’s May 17, 2016 guidance, determined that the disclosure of the “operating net income” non-GAAP financial measure was no longer relevant and useful for investors to gain a better understanding of the results of the Company’s operations. The disclosure of “operating net income” was therefore not included in Company filings subsequent to the 2015 10-K and is not expected to be included in future filings.

Securities and Exchange Commission

Division of Corporate Finance

September 6, 2016

Based on management’s review of the Division’s latest guidance and its analysis of whether non-GAAP measures would provide investors with useful information regarding the Company’s financial condition and results of operations, the Company incorporated certain non-GAAP disclosure revisions in its earnings press release for the quarter ended June 30, 2016, which is furnished with the Company’s Form 8-K filed on July 19, 2016, and in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. In connection with the disclosure of the non-GAAP measures included in such filings, the Company preceded each non-GAAP measure with the most directly comparable GAAP measure, gave the most directly comparable GAAP measure equal or greater prominence and otherwise ensured that the disclosure of such non-GAAP measures followed the Division’s May 17, 2016 guidance. Accordingly, the Company believes that its current approach to non-GAAP financial measures is in accordance with the Division’s guidance. In connection with future filings, the Company will continue to assess the usefulness of non-GAAP measures and will ensure that any disclosures of non-GAAP measures are in compliance with the Division’s May 17, 2016 guidance.

* * * * * * * * * * * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 939-9005 or via email at dstoehr@wintrust.com.

Sincerely,

/s/ David L. Stoehr

David L. Stoehr

Executive Vice President and
Chief Financial Officer